EXHIBIT 99.1






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                             [Telemig Celular logo]


                       TELEMIG CELULAR PARTICIPACOES S.A.
                CNPJ/MF 02.558.188/0001-65 - NIRE 533 0000 577 0
                              Publicly-held Company

                             NOTICE TO SHAREHOLDERS
                                Capital Increase

Telemig Celular Participacoes S.A. ("Telemig Celular Participacoes" or "Company") informs that the Annual/Special Shareholders Meeting of the Company held on March 19, 2003 approved the increase of the Capital Stock in the amount of nineteen million, five hundred and eighty-five thousand, five hundred and ninety-six Reais and twenty-seven cents (R$19,585,596.27), by the addition of part of the credit held by the controlling shareholder Telpart Participacoes S.A. with the Company, as Special Premium Reserve, which amount corresponds, pursuant to CVM Instruction No. 319/99, as amended by CVM Instruction No. 349/2001, to the effective tax benefit ascertained by the Company by virtue of amortization of the deferred assets in the financial year ended on December 31, 2002.

As provided for in said CVM Instruction, in article 171 of Law No. 6.404/76, as well as in the Merger Protocol of the company "27 de Agosto Participacoes S.A.", the shares issued by virtue of the capitalization shall be transferred to the controlling shareholder Telpart Participacoes S.A., and the other shareholders may exercise their right of first refusal in the subscription of such shares. The shareholders exercising the right of first refusal shall pay directly to Telpart Participacoes S.A. the amounts concerning the exercise of such right of first refusal.

The capital increase maintains the same proportion as the number of shares of all existing kinds and classes, and each shareholder shall exercise the right of first refusal in proportion and identical to the shares it holds.

The term to exercise the said right of first refusal of the shareholders shall be thirty (30) days, as from the date of publication of this Notice and the following conditions must be complied with:


1 - AMOUNT OF THE CAPITAL INCREASE:

Nineteen million, five hundred and eighty-five thousand, five hundred and ninety-six Reais and twenty-seven cents (R$19,585,596.27)

2 - NUMBER AND KIND OF SHARES TO BE ISSUED:




-------------------------------------------------------------------------------------------------------
                NUMBER OF SHARES                                          KINDS OF SHARES
-------------------------------------------------------------------------------------------------------
two billion, three hundred and fifty million, seven       Registered common shares with no par value
hundred and thirty-one thousand, six hundred
and one (2,350,731,601)
-------------------------------------------------------------------------------------------------------
three billion, nine hundred and sixty-nine million,       Registered preferred shares with no par value
eight hundred and thirty-one thousand, nine
hundred and fifty-one (3,969,831,951)
-------------------------------------------------------------------------------------------------------


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3 - ISSUANCE AND SUBSCRIPTION PRICE:

R$ 3.965982 per lot of 1,000 common shares;
R$ 2.585156 per lot of 1,000 preferred shares.


4 - JUSTIFICATION FOR THE ISSUANCE PRICE:

As approved in the General Shareholders Meeting that resolved the capital increase, the ascertainment of the issuance price of the shares was made based on the daily average of the last twenty closing prices of the trading sessions of the Stock Exchange of Sao Paulo - BOVESPA, weighted by the respective volumes traded, up to two business days before the date of such Meeting.

The issuance price shall be maintained flat during the period reserved for the exercise of the right of first refusal.

5 - TERM FOR EXERCISING THE RIGHT OF FIRST REFUSAL:

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        START: 03/21/2003                       END: 04/22/2003
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6 - PROPORTION OF THE RIGHT:

In order to determine the amount of shares to be subscribed, the shareholder shall multiply the amount of shares it holds on March 19, 2003 by the following factor:


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 KIND OF SHARES HELD           FACTOR PER SHARE           KIND TO BE SUBSCRIBED
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       Common                     0.01856633                     Common
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      Preferred                   0.01856633                    Preferred
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7 - FORM OF PAYMENT:

At sight, upon subscription.

8 - QUALIFICATION FOR SUBSCRIPTION:

8.1 - The shareholders that have acquired their shares before March 19, 2003 shall be entitled to subscription. The shares acquired as from March 20, 2003 shall be a former preemptive right of subscription for the assignee.

8.2 - The shareholders who wish to negotiate their preemptive rights for subscription, during the term of exercise of the right of first refusal, shall request an instrument of assignment of rights, which shall be issued by the depositary Institution of the book-entry shares, Banco ABN AMRO Real S.A., or by the Custodian Entity.

8.3. - The Custodian Entities may issue only a single assignment of registered right for each subscriber.


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8.4 - The Custodian Entities may subscribe on their own behalf, as trustee owners, up to the amount corresponding to the shares held in custody.

8.5 - Upon issuance of an assignment of rights and, in case of a new disposal, a statement shall be required on the back of the assignment of right, with notarialcertification of the signature.

8.6 - In no event may a copy of such assignment of right  be accepted.

9 - DIVIDENDS:

The shares arising out of this subscription shall not be entitled to the payment of dividends regarding the financial year ended on December 31, 2002 and shall be entitled to full dividends concerning the financial year ended on December 31, 2003.

10 - REMAINING RIGHTS:

There shall be no remaining subscription rights.

11 - GENERAL INSTRUCTIONS:

The shareholders shall be present, within the term established for the exercise of the right of first refusal, at one of the branches of Banco ABN AMRO Real S.A. in order to request the Share Subscription Bulletin, specifying the amount of shares to be purchased.

12 - DOCUMENTS FOR THE SUBSCRIPTION AND ASSIGNMENT OF RIGHT:

12.1 - Individuals: Certified copies of the Identity Card and the Card showing entry in Individual Taxpayers Register of the Ministry of Finance (CPF) and evidence of current home address.

12.2 - Legal Entities: Certified copies of the National Register of Legal Entities (CNPJ) card, Articles of Association or By-laws, as well as the minutes electing the acting executive board, together with certified copies of the Identity Card and evidence of current address and Card showing entry in Individual Taxpayers Register of the Ministry of Finance (CPF) of the legal representative.

12.3 - In the event of representation by proxy, the submittal of the respective instrument, in addition to the documents mentioned in the items above regarding principal, shall be required.

13 - CALL PLACE

Branches of Banco ABN AMRO Real S.A.


                            Brasilia, March 19, 2003

                                  Joao Cox Neto
                      Executive Investor Relations Officer